SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 9 2006
WASH. D.C.
202

06050725

CM

U.S. [...] COMMISSION
WASHINGTON, D.C. 20549

1(9
1/26/07

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-7802

REPORT FOR THE PERIOD BEGINNING 11/1/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tamarack Distributors, Inc.

Official Use Only
FIRM ID. NO.

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 South Fifth Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen — (612) 371-7995
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

120 South Sixth Street	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2/3/07

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Deborah J. Kermeen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Tamarack Distributors, Inc. and Subsidiary for the year ended October 31, 2006, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

D J Kermeen

Deborah J. Kermeen
Chief Financial Officer

Subscribed to before me this 22nd day of December 2006.

Tracey A. Bryce

Notary Public

TRACEY A. BRYCE
Notary Public
State of Minnesota
My Commission Expires
January 31, 2009

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Tamarack Distributors, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Tamarack Distributors, Inc. and Subsidiary (the "Company") as of October 31, 2006, and the related consolidated statements of income, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tamarack Distributors, Inc. and Subsidiary at October 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

December 19, 2006

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2006

ASSETS

Cash equivalents (Note 2)	$4,715,479
Investments—At market value (Note 2)	3,006,508
Other assets (Note 2)	24,654
Receivable from parent and affiliates (Note 4)	333,553
Income taxes receivable (Notes 2 and 3)	158,024
Total	$8,238,218

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,752
Deferred income taxes (Notes 2 and 3)	505,944
Total liabilities	508,696
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value—500 shares authorized, issued, and outstanding	500
Additional paid-in capital	749,500
Retained earnings	6,979,522
Total shareholder's equity	7,729,522
Total	$8,238,218

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2006

REVENUES:	
Net gain on investments (Note 2)	$ 423,490
Distribution fees (Note 2)	32,296
Other income	4,425
Total revenues	460,211
EXPENSES (Note 4):	
Other professional fees	9,683
Travel and promotional	43,936
Compensation and benefits	165,186
Other	84,905
Total expenses	303,710
INCOME BEFORE PROVISION FOR INCOME TAXES	156,501
PROVISION FOR INCOME TAXES	59,173
NET INCOME	$ 97,328

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 97,328
Adjustments to reconcile net income to cash provided by operating activities:	
Noncash items included in net income:	
Unrealized gain on investments	(128,928)
Deferred income taxes	39,579
Amortization on intangible asset	2,483
Changes in assets and liabilities:	
Other assets	(832)
Receivable from Parent and affiliates	361,622
Income taxes receivable	(69,442)
Accounts payable and accrued expenses	(7,248)
Cash provided by operating activities	294,562
CASH USED IN INVESTING ACTIVITIES—	
Purchases of mutual fund investments	(114,513)
INCREASE IN CASH EQUIVALENTS	180,049
CASH EQUIVALENTS—Beginning of year	4,535,430
CASH EQUIVALENTS—End of year	$4,715,479
SUPPLEMENTAL CASH FLOW INFORMATION—Income taxes paid	$ 89,036

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED OCTOBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE—October 31, 2005	$ 500	$ 749,500	$ 6,882,194	$ 7,632,194
Net income			97,328	97,328
BALANCE—October 31, 2006	$ 500	$ 749,500	$ 6,979,522	$ 7,729,522

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED OCTOBER 31, 2006

1. OWNERSHIP AND NATURE OF BUSINESS

Tamarack Distributors, Inc. and Subsidiary (the "Company") is a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada ("RBC"). The consolidated financial statements include the accounts of Tamarack Distributors, Inc. and its wholly owned subsidiary, Investors Mark Advisors, LLC ("IMA"), a Delaware limited liability company. All intercompany balances and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company provides distribution services and serves as the principal underwriter for certain Tamarack Funds (the "Funds"). The Company primarily markets the Funds in the United States of America.

IMA served as the investment advisor for the Investors Mark Series Fund, Inc. ("IMSF") and was a Registered Investment Adviser with the SEC under the Investment Advisers Act of 1940 until August 10, 2005, at which time the registration was terminated upon liquidation of IMSF. IMSF was composed of a series of nine investment portfolios that served as investment options for the variable annuity and variable life insurance products for insurance companies, including Liberty Insurance Company, an affiliated company. The Company was also the principal underwriter of the IMSF. Management of the Company is evaluating the future operations of IMA and IMA had no assets or liabilities as of October 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents—Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investments—Investments represent either shares of mutual funds for which the Company serves as principal underwriter, or shares of externally held mutual funds. Investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Intangible Assets—Intangible assets consist of a trademark that is recorded in other assets on the statement of financial condition and is amortized over its estimated useful life of 10 years using the straight-line method. At October 31, 2006, intangible assets were as follows:

Trademark	$ 24,830
Accumulated amortization	(5,588)
Net intangible asset	$ 19,242

Amortization expense for the year ended October 31, 2006 was $2,483. Amortization for each of the next five years is expected to be $2,483.

Revenue Recognition—Net gain on investments on the consolidated statement of income includes $294,562 in dividend and interest income reinvested. The Company also generated $32,296 of revenue related to distribution services in the current year. Distribution revenue is recognized as earned.

Income Taxes—The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company, RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the consolidated financial statements.

New Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective November 1, 2007, for the Company. Management has not completed its assessment of the impact of the adoption of FIN 48 to the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of SFAS No. 157 are effective November 1, 2008 for the Company. Management has not completed its assessment of the impact of the adoption of SFAS No. 157 to the Company's financial statements.

3. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes.

Income tax expense for the year ended October 31, 2006, consists of the following:

Current:	
Federal	$ 16,892
State	2,702
Deferred:	
Federal	38,737
State	842
	$ 59,173

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to unrealized gains that are not currently taxable.

4. RELATED PARTY

Certain expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Parent or affiliates, and are charged or allocated to the Company. Amounts charged or allocated to the Company in 2006 were $215,103 which are presented in expenses on the consolidated statement of income. The Company has receivables from the Parent and affiliates of $333,553 as of October 31, 2006 related to current and prior year operations as all cash is transferred to an affiliate.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC required levels. At October 31, 2006, the Company's net capital of $6,668,005 was $6,634,092 in excess of its required net capital of $33,913. The Company's ratio of aggregated indebtedness to net capital was 0.08 to 1 at October 31, 2006.

The Company claims exemption from SEC's Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(1) of that rule.

* * * * * *

SUPPLEMENTAL SCHEDULE

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Unconsolidated) AS OF OCTOBER 31, 2006

NET CAPITAL:	
Total shareholder's equity	$7,729,522
Less nonallowable assets:	
Intangible assets	19,242
Receivables from Parent and affiliates	333,553
Prepaid expenses	5,412
Income taxes receivable	158,024
Total nonallowable assets	516,231
Net capital before haircuts	7,213,291
Haircuts on securities	545,286
NET CAPITAL	$6,668,005
AGGREGATED INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 2,752
Deferred income taxes	505,944
AGGREGATED INDEBTEDNESS	$ 508,696
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 33,913
Excess net capital	$6,634,092
Ratio of aggregated indebtedness to net capital	0.08

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission Unaudited Form X-17A-5 as of October 31, 2006.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 19, 2006

Tamarack Distributors, Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Tamarack Distributors, Inc. and Subsidiary (the "Company") for the year ended October 31, 2006 (on which we issued our report dated December 19, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period

by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP